Exhibit 99.3

DUNDEE CORPORATION REPORTS
THIRD QUARTER 2009 RESULTS

FOR IMMEDIATE RELEASE

Toronto, November 10, 2009 – Dundee Corporation (TSX: DC.A, DC.PR.A, DC.PR.B) (“Dundee” or the “Company”) is pleased to announce that it has posted its financial results and Management’s Discussion and Analysis for the quarter ended September 30, 2009 on its website www.dundeecorporation.com and the System for Electronic Document Analysis and Retrieval (“SEDAR”).

Our operating EBITDA for the nine months ended September 30, 2009 as compared to the same period in 2008 amounts to $151.4 million for 2009 and $177.5 million in 2008.  Net earnings per share in 2009 were $0.68 on a fully diluted basis, as compared to a net loss of $0.15 per share in 2008.  With the successful issuance of $130 million of 6.75% rate reset preferred shares in September of this year, we have fully repaid amounts owing pursuant to our revolving term credit facility.  We have also renewed our revolving term credit facility, extending the maturity date to November 9, 2010 and increasing the amount available to $200 million.

The results from our real estate subsidiary, Dundee Realty Corporation have been outstandingly ahead of budgets developed last year.  Margins from the sale of land, housing and condominiums were $24 million in the third quarter alone, surpassing the combined real estate margins earned in the first two quarters of this year.  Propelled by strong buyer demand, housing and condominium activities outperformed levels originally anticipated and land sales in western Canada continue to show substantial growth.  Dundee Realty is prudently managing its capital, paying down its operating line debt from its peak of $103.9 million to $54.4 million, along with a further $78.8 million reduction in other debt at September 30, 2009.

Our wealth management subsidiary, DundeeWealth Inc., ended the quarter with $33.6 billion in assets under management.  According to data provided by the Investment Funds Institute of Canada, Dynamic Funds continued to lead its industry peers in asset gathering activities in the third quarter of 2009, contributing to an increase in DundeeWealth’s mutual fund market share to 3.56% at September 30, 2009 from 3.03% at the end of 2008.  In the nine months ended September 30, 2009, DundeeWealth earned EBITDA of $106.6 million and net earnings of $40.4 million.  DundeeWealth’s results include a pre-tax fair value increase related to its investments in ABCP of $48.9 million, offset by a pre-tax fair value decrease of $9.5 million related to its portfolio of CLOs.  Although revenues are not yet back to levels reached prior to the financial crisis, DundeeWealth has reported an upward trend quarter over quarter this year, while at the same time enjoying the cost containment initiatives put in place, decreasing SG&A costs by 14% compared to the same period last year.  Having paid off all bank debt subsequent to completion of its $200 million debt financing, DundeeWealth is in an excellent position to pursue organic growth and consider acquisition opportunities that fit its core business model.

At September 30, 2009, Ravensden Asset Management Inc. (“Ravensden”), our recently established asset management subsidiary, provided sub-advisory and investment services to approximately $3.2 billion of AUM.  Ravensden is also working towards our initiative to raise up to $1 billion for private equity investment in the resource sector through Dundee Global Resource L.P.  We have initiated steps in our resource segment to eliminate any potential future conflicts as we prepare for the launch of, and our role as advisors to, the Dundee Global Resource L.P., to which we have committed to provide a $200 million drawdown subscription.

Dundee Real Estate Asset Management (“DREAM”), the asset management division of our real estate subsidiary, managed assets of $3.1 billion at September 30, 2009.  DREAM is aggressively pursuing opportunities offered by foreign investors for Canadian assets and is also designing products supporting infrastructure development, potentially through asset management arrangements.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect approximately $68 billion under management and administration.  Its domestic wealth management activities are carried out through its 62% controlled subsidiary, DundeeWealth Inc.  Dundee Corporation’s real estate activities are conducted through its 74% owned subsidiary, Dundee Realty Corporation, which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited. Asset management activities are carried out through Ravensden Asset Management Inc. and Dundee Real Estate Asset Management (“DREAM”).

FOR FURTHER INFORMATION PLEASE CONTACT:

Ned Goodman
President and Chief Executive Officer
Dundee Corporation
(416) 365-5665

Lucie Presot
Vice President and
Chief Financial Officer
Dundee Corporation
(416) 365-5157